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                                                                EXHIBIT 11


        Service Corp. Offers to Acquire Loewen Group for $45-Share
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(The following is a reformatted version of a press release issued by Service
Corporation.)

    Service Corporation International Announces Exchange Offer to Acquire
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             All Outstanding Shares of The Loewen Group Inc.
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     HOUSTON, TEXAS, October 2, 1996 -- Service Corporation International (SCI)
today announced that it intends to take its offer to acquire The Loewen Group Inc. (Loewen) directly to Loewen shareholders through an exchange offer.
Holders of Loewen common stock will be offered the opportunity to exchange their shares for U.S. $45.00 worth of common stock of New Service Corporation International (New SCI), or, at the election of each Loewen shareholder, U.S. $45.00 worth of exchangeable stock of a Canadian subsidiary of New SCI. The exchangeable shares will be convertible into, and are intended to be the economic and voting equivalent of, shares of New SCI common stock. Holders of Loewen Series C preferred stock will be offered the opportunity to exchange their shares for U.S. $29.51 worth of New SCI common stock of such exchangeable shares.

     Prior to the exchange of Loewen stock in the offer, SCI intends to reorganize so that New SCI, a newly organized Delaware holding company, will become the publicly held company instead of SCI, and SCI will become a wholly-owned subsidiary of New SCI. Accordingly, as a result of the reorganization, the stockholders of SCI will become stockholders of New SCI on a one share for one share basis, and the New SCI common stock will be listed on the NYSE.

     The Board of Directors of SCI has unanimously authorized the exchange offer. The exchange offer will not be conditioned on achieving pooling-of-interests accounting. SCI would be willing to increase the consideration payable in exchange for Loewen common and preferred stock if SCI and Loewen were to enter into a negotiated agreement providing for the combination of SCI and Loewen on the basis of pooling-of-interests accounting. The amount of any such increase would depend upon the discussions among the parties.

     The exact number of New SCI shares and exchangeable shares that may be exchanged for Loewen common and preferred shares will be determined based on the trading price of SCI's stock on the 20 consecutive trading days ending three days prior to the expiration of the offer, provided that not more than 1,76471 shares will be issued in exchange for each share of Loewen's common stock and not more than 1,15719 shares will be issued in exchange for each share of Loewen's Series C preferred stock. The exchange offer is intended to be tax free to Loewen's U.S. holders who elect New SCI common stock and to Loewen's Canadian holders who elect exchangeable shares.

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     The terms and conditions of the offer are to be set forth in a registration statement that will be filed promptly with the Securities and Exchange Commission. The exchange offer will commence after the registration statement is declared effective by the SEC. The exchange offer will be conditioned upon, among other things, the tendering for exchange of at least 75% of the outstanding shares of Loewen common and 75% of the Loewen preferred stock, each on a fully diluted basis, the redemption or inapplicability of Loewen's "poison pill", the resignation of at least a majority of Loewen's incumbent directors and their replacement with SCI nominees, receipt of all necessary governmental and regulatory approvals and consents, and approval by SCI stockholders of SCI's reorganization and the issuance of shares in the exchange offer.

     In addition, SCI announced that it filed an action in the U.S. District Court for the Southern District of Texas, located in Houston, seeking a declaration that Loewen does not have standing to seek to block the exchange offer under the antitrust laws. The complaint also alleges that Loewen has tortiously interfered with SCI's prospective business relationship with Loewen shareholders by making misleading statements about SCI's business and by failing to make full disclosure of the terms of Loewen's recently announced transactions with Rose Hills Memorial Park and Mortuary and with Prime Succession Inc.

     This news release is neither an offer to exchange nor a solicitation of an offer to exchange shares of capital stock of New SCI, SCI or any of its subsidiaries. Such securities may not be sold or exchanged nor may offers to buy or exchange be accepted prior to the time the registration statement becomes effective.

     Service Corporation International is the largest funeral home and cemetery organization in the world, with 2,832 funeral service locations, 331 cemeteries and 146 crematoria as of June 30, 1996. SCI provides funeral and cemetery services in North America, Europe and the Pacific Rim. SCI's stock is traded on the New York Stock Exchange. The company's ticker symbol is SRV.

Contact:
George R. Champagne
(713) 525-5546
Todd A. Matherne
(713) 525-5243
Abernathy MacGregor Group
(212) 371-5999
Josle Frank/Dan Katcher

(Mgs)